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Certificate of Accounting of Securities and  OMB Number:         3235-0360
Similar Investments in the Custody           Expires:         Feb 29, 2024
of Management Investment Companies           Estimate average burden hours
                                               per response . . . . . 2.00
Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------------------

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1. Investment Company Act File Number:        Date examination completed:

811-10183	                              August 31, 2020

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2. State Identification Number:

AL             AK             AZ             AR             CA           CO
CT             DE             DC             FL             GA           HI
ID             IL             IN             IA             KS           KY
LA             ME             MD             MA   X         MI           MN
MS             MO             MT             NE             NV           NH
NJ             NM             NY             NC             ND           OH
OK             OR             PA             RI             SC           SD
TN             TX             UT             VT             VA           WA
WV             WI             WY             PUERTO RICO
Other (specify):
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3. Exact name of investment company as specified in registration statement:

Brighthouse Funds Trust I
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4. Address of principal executive office (number,street,city,state,zip code):

One Financial Center, Boston, Massachusetts 02111
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INDEPENDENT ACCOUNTANTS' REPORT

To the Board of Trustees of Brighthouse Funds Trust I:

We have examined management's assertion, included in the accompanying Management's Assertion Regarding
Brighthouse Funds' Compliance with Rule 17f-2 Under the Investment Company Act of 1940 that SSGA Growth ETF
Portfolio, SSGA Growth and Income ETF Portfolio, SSGA
Emerging Markets Enhanced Index Portfolio (the "SSGA Portfolios"), JPMorgan Core Bond Portfolio, JPMorgan Small
Cap Value Portfolio, and JPMorgan Global Active Allocation Portfolio (the "JPM Portfolios") (collectively the "Portfolios") of the Brighthouse Funds Trust I (the "Trust"), complied with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "specified requirements") as of August 31, 2020, with respect to securities reflected in the investment accounts of the Portfolios. The Portfolios' management is responsible for its assertion. Our responsibility is to express an opinion on management's assertion about the Portfolios' compliance with the specified requirements based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the specified requirements is fairly stated, in all material respects. An examination involves performing procedures to obtain evidence about management's assertion. The nature, timing, and extent of the procedures selected depend on our judgment, including an assessment of the risks of material misstatement of management's assertion, whether due to fraud or error. We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Included among our procedures were the following tests performed as of August 31, 2020, and with respect to agreement of security purchases and sales, for the period from June 30, 2020 (the date of our last examination) through August
31, 2020:

1.	Confirmation of all securities held by the institutions
in book-entry form with the Depository Trust
Company, Euroclear Bank SA/NV, and various other sub-custodians in the case of foreign securities held on behalf of certain of the Portfolios.

2.	Confirmation of all securities hypothecated, pledged,
placed in escrow, or out for transfer with brokers, pledgees, and/or transfer agents.

3.	Reconciliation of all such securities to the books and
records of the Portfolios and State Street Bank & Trust
Company and J.P. Morgan.

4.	Agreement of 9 security purchases and 9 security sales
or maturities from the books and records of the SSGA
Portfolios and agreement of 9 security purchases from the books and records of the JPM Portfolios, since our last report, as applicable, to broker confirmations or performed alternative auditing procedures.

Our examination does not provide a legal determination on the Portfolios' compliance with specified requirements.
In our opinion, management's assertion that the Portfolios complied with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of
August 31, 2020, with respect to securities reflected in the investment accounts of each of the Portfolios is fairly stated, in all material respects.

This report is intended solely for the information and use of management and the Board of Trustees of the Trust and the Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
September 16, 2021


Management's Assertion Regarding Brighthouse Funds'
Compliance with Rule 17f-2 Under the Investment Company
Act of 1940

We, as members of management of the SSGA Growth ETF
Portfolio, SSGA Growth and Income ETF Portfolio, SSGA
Emerging Markets Enhanced Index Portfolio (the "SSGA
Portfolios"), JPMorgan Core Bond Portfolio, JPMorgan
Small Cap Value Portfolio, and JPMorgan Global Active
Allocation Portfolio (the "JPM Portfolios") (collectively the "Portfolios") of Brighthouse Funds Trust I (the
"Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company Act of
1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Portfolios' compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of August 31,
2020, and from June 30, 2020 (date of the last examination) through August 31, 2020.

Based on this evaluation, we assert that the Portfolios were in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of August 31, 2020, with respect to securities reflected in the investment accounts of the Portfolios.

ON BEHALF OF:
Brighthouse Funds Trust I

/s/ Kristi Slavin
Kristi Slavin
President

/s/ Alan R. Otis
Alan R. Otis
Treasurer

/s/ Andrew L. Gangolf
Andrew L. Gangolf
Secretary